UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  )1

BioLineRx Ltd.

(Name of Issuer)

Ordinary Shares, par value NIS 0.10 per share

(Title of Class of Securities)

09071M106

(CUSIP Number)

Mark N. Lampert

BVF Partners L.P.

1 Sansome Street, 30th Floor

San Francisco, California 94104

(415) 525-8890

ADAM W. FINERMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 26, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 09071M106

1	NAME OF REPORTING PERSON

BIOTECHNOLOGY VALUE FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		12,129,350*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

12,129,350*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,129,350*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.7%
14	TYPE OF REPORTING PERSON

PN

____________________

* Represents 12,129,350 American Depositary Shares ("ADS") (each ADS represents one Share (as defined below)). Includes 30,625 ADSs issuable upon the exercise of certain Series A Warrants (as defined below) to purchase ADSs.

2

CUSIP NO. 09071M106

1	NAME OF REPORTING PERSON

BIOTECHNOLOGY VALUE FUND II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		7,792,854*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

7,792,854*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,792,854*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.5%
14	TYPE OF REPORTING PERSON

PN

____________________

* Represents 7,792,854 ADSs (each ADS represents one Share (as defined below)).

3

CUSIP NO. 09071M106

1	NAME OF REPORTING PERSON

BIOTECHNOLOGY VALUE TRADING FUND OS LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,167,956*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,167,956*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,167,956*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.1%
14	TYPE OF REPORTING PERSON

PN

____________________

* Represents 2,167,956 ADSs (each ADS represents one Share (as defined below)).

4

CUSIP NO. 09071M106

1	NAME OF REPORTING PERSON

BVF PARTNERS OS LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,167,956*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,167,956*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,167,956*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.1%
14	TYPE OF REPORTING PERSON

CO

__________________________________

* Represents 2,167,956 ADSs (each ADS represents one Share (as defined below)).

5

CUSIP NO. 09071M106

1	NAME OF REPORTING PERSON

BVF PARTNERS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		26,026,200*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

26,026,200*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

26,026,200*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.99%
14	TYPE OF REPORTING PERSON

PN, IA

____________________

* Represents 26,026,200 ADSs (each ADS represents one Share (as defined below)). Includes 30,625 ADSs issuable upon the exercise of certain Series A Warrants (as defined below).

6

CUSIP NO. 09071M106

1	NAME OF REPORTING PERSON

BVF INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		26,026,200*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

26,026,200*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

26,026,200*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.99%
14	TYPE OF REPORTING PERSON

CO

____________________

* Represents 26,026,200 ADSs (each ADS represents one Share (as defined below)). Includes 30,625 ADSs issuable upon the exercise of certain Series A Warrants (as defined below).

7

CUSIP NO. 09071M106

1	NAME OF REPORTING PERSON

MARK N. LAMPERT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		26,026,200*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

26,026,200*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

26,026,200*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.99%
14	TYPE OF REPORTING PERSON

IN

______________________

* Represents 26,026,200 ADSs (each ADS represents one Share (as defined below)). Includes 30,625 ADSs issuable upon the exercise of certain Series A Warrants (as defined below).

8

CUSIP NO. 09071M106

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Ordinary Shares, par value NIS 0.10 per share (the “Shares”), of BioLineRx Ltd., an Israeli corporation (the “Issuer”) and to American Depositary Shares of the Issuer (“ADS”), each of which represents one Share. The address of the principal executive offices of the Issuer is 2 HaMa’ayan Street, Modi’in 7177871, Israel.

Item 2.	Identity and Background.

(a)       This statement is filed by Biotechnology Value Fund, L.P., a Delaware limited partnership (“BVF”), Biotechnology Value Fund II, L.P., a Delaware limited partnership (“BVF2”), Biotechnology Value Trading Fund OS LP (“Trading Fund OS”), a Cayman Islands Limited Partnership, BVF Partners OS Ltd. (“Partners OS”), a Cayman Islands Limited Liability Company, BVF Partners L.P., a Delaware limited partnership (“Partners”), BVF Inc., a Delaware corporation, and Mark N. Lampert. Mr. Lampert is the sole officer and director of BVF Inc.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The business address of BVF, BVF2, Partners, BVF Inc. and Mr. Lampert is 1 Sansome Street, 30th Floor, San Francisco, California. The business address of Trading Fund OS and Partners OS is PO Box 309 Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(c)       The principal business of each of BVF, BVF2, and Trading Fund OS is investing in securities. The principal business of Partners OS is serving as the general partner of Trading Fund OS. The principal business of Partners is serving as the general partner of each of BVF and BVF2, the investment manager of Trading Fund OS, the sole member of Partners OS, and the investment manager of a certain managed accounts (the “Partners Managed Accounts”). The principal business of BVF Inc. is serving as the general partner of Partners. Mr. Lampert is the sole officer and director of BVF Inc.

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Mr. Lampert is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The ADSs and Warrants (as defined below) purchased by each of BVF, BVF2, Trading Fund OS, and held in the Partners Managed Accounts, were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted on Schedule A.

9

CUSIP NO. 09071M106

The aggregate purchase price of the 12,129,350 ADSs beneficially owned by BVF is approximately $11,429,316, including brokerage commissions. The aggregate purchase price of the 7,792,854 ADSs beneficially owned by BVF2 is approximately $7,338,358, including brokerage commissions. The aggregate purchase price of the 2,167,956 ADSs beneficially owned by Trading Fund OS is approximately $2,041,008, including brokerage commissions. The aggregate purchase price of the 3,936,040 ADSs beneficially owned by the Partners Managed Accounts is approximately $3,666,317, including brokerage commissions.

In connection with the Subscription Agreement (as defined below), Reporting Persons purchased (i) Series A warrants to purchase an aggregate of 2,973,451 ADSs at an exercise price of $2.00 per Share (the “Series A Warrants”) and (ii) Series B warrants to purchase an aggregate of 2,973,451 ADSs at an exercise price of $4.00 per Share (the “Series B Warrants” and with the Series A Warrants, the “Warrants”). The Warrants are subject to blocker provisions described in Item 5 and are owned by the Reporting Persons as described in Item 5.

Item 4.	Purpose of Transaction

On July 26, 2017, Reporting Persons entered into a subscription agreement (the “Subscription Agreement”) with the Issuer to purchase (i) 8,495,575 ADSs, (ii) 2,973,451 Series A Warrants, and (iii) Series B Warrants for an aggregate total purchase price of $9,600,000.

Additionally, on July 26, 2017 Partners entered into a Voting and Standstill Agreement (the “Voting and Standstill Agreement”) with the Issuer. Pursuant to Voting and Standstill Agreement, subject to certain conditions, the Reporting Persons have agreed to forego and to waive any and all voting rights that the Reporting Persons may have in respect of the Issuer’s Shares that exceed 19.99% of the Company’s total then outstanding voting power on any matter brought to a vote of the Issuer’s shareholders. In addition, the Reporting Persons have agreed to limit their direct and indirect interest in the Issuer, and at no time shall the Reporting Persons have more than a 24.99% of the economic interest in the Company’s voting securities, whether or not paired with a right to vote.

The foregoing description of the Subscription Agreement and the Voting and Standstill Agreement are qualified in their entirety by reference to the Subscription Agreement and the Voting and Standstill Agreement, which are attached hereto as Exhibit 99.2 and 99.3, respectively, and are incorporated herein by reference.

The Reporting Persons purchased the ADSs and Warrants based on the Reporting Persons’ belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the securities of the Issuer, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional securities of the Issuer, selling some or all of their securities of the Issuer, engaging in short selling of or any hedging or similar transaction with respect to the such securities, or changing their intention with respect to any and all matters referred to in Item 4.

10

CUSIP NO. 09071M106

Item 5.	Interest in Securities of the Issuer.

(a)       The aggregate percentages of Shares reported owned by each person named herein is based on 104,146,458 Shares, which is the number of outstanding Shares as advised by the Issuer and including the 8,495,575 ADSs issued pursuant to the Subscription Agreement and disclosed on the Issuer’s Prospectus Supplement dated July 26, 2017 and filed with the Securities and Exchange Commission on July 26, 2017 and 30,625 ADSs issuable upon the exercise of certain Series A warrants.

As of the close of business on August 7, 2017, (i) BVF beneficially owned 12,129,350 Shares (represented by 12,129,350 ADSs, including 30,625 ADSs issuable upon the exercise of Series A Warrants), (ii) BVF2 beneficially owned 7,792,854 Shares (represented by 7,792,854 ADSs), (iii) Trading Fund OS beneficially owned 2,167,956 Shares (represented by 2,167,956 ADSs), and (iv) 3,936,040 Shares (represented by 3,936,040 ADSs) were held in the Partners Managed Accounts, representing percentage ownership of approximately 11.7%, 7.5%, 2.1%, and 3.8%, respectively, of the Shares outstanding.

As of the close of business on August 7, 2017, (i) BVF beneficially owned Series A Warrants to purchase 1,431,750 ADSs and Series B Warrants to purchase 1,431,750 ADSs, (ii) BVF2 beneficially owned Series A Warrants to purchase 893,040 ADSs and Series B Warrants to purchase 893,040 ADSs, (iii) Trading Fund OS beneficially owned Series A Warrants to purchase 247,807 ADSs and Series B Warrants to purchase 247,807 ADSs, and (iv) Series A Warrants to purchase 400,854 ADSs and Series B Warrants to purchase 400,854 ADSs were held in the Partners Managed Accounts. The Warrants are subject to a blocker provision that precludes the holders from exercising the Warrants to the extent that the holder and its affiliates would beneficially own (as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) in excess of 24.99% of the Shares outstanding immediately after giving effect to such exercise. Accordingly, excluded from the Reporting Persons’ beneficial ownership reported in this statement is 2,942,826 ADSs underlying the Series A Warrants and 2,973,451 ADSs underlying the Series B Warrants.

Partners OS, as the general partner of Trading Fund OS, may be deemed to beneficially own the 2,167,956 Shares (represented by 2,167,956 ADSs) beneficially owned by Trading Fund OS.

Partners, as the general partner of BVF and BVF2, the sole member of Partners OS, and the investment manager of Trading Fund OS and the Partners Managed Accounts, may be deemed to beneficially own the 26,026,200 Shares (represented by 26,026,200 ADSs, including 30,625 ADSs issuable upon the exercise of Series A Warrants), beneficially owned in the aggregate by BVF, BVF2, Trading Fund OS, and the Partners Managed Accounts, representing percentage ownership of approximately 24.99% of the Shares outstanding.

BVF Inc., as the general partner of Partners, may be deemed to beneficially own the 26,026,200 Shares (represented by 26,026,200 ADSs, including 30,625 ADSs issuable upon the exercise of Series A Warrants) beneficially owned by Partners, representing percentage ownership of approximately 24.99% of the Shares outstanding.

Mr. Lampert, as a director and officer of BVF Inc. may be deemed to beneficially own the 26,026,200 Shares (represented by 26,026,200 ADSs, including 30,625 ADSs issuable upon the exercise of Series A Warrants) beneficially owned by BVF Inc., representing percentage ownership of approximately 24.99% of the Shares outstanding.

11

CUSIP NO. 09071M106

(b)       Each of BVF, BVF2 and Trading Fund OS shares with Partners voting and dispositive power over the Shares each such entity beneficially owns. Trading Fund OS, shares with Partners OS, voting and dispositive power over the Shares beneficially owned by Trading Fund OS. Partners, BVF Inc. and Mr. Lampert share voting and dispositive power over the 26,026,200 Shares they may be deemed to beneficially own with BVF, BVF2, Trading Fund OS and Partners OS.

(c)       Schedule A annexed hereto lists all transactions in securities of the Issuer during the past sixty days by the Reporting Persons. All of such transactions were effected in the open market, except as otherwise noted.

(d)       No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On July 26, 2017, Partners entered into the Subscription Agreement with the Issuer to purchase ADSs and Warrants, as described further in Item 4.

On July 26, 2017, Partners entered into the Voting and Standstill Agreement with the Issuer where the Reporting Persons have agreed to forego and to waive certain voting rights, as described further in Item 4.

On August 7, 2017, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D, with respect to securities of the Issuer, to the extent required by applicable law. A copy of this agreement is attached hereto as Exhibit 99.3 hereto and is incorporated herein by reference.

Partners is the general partner of each of BVF and BVF2 pursuant to limited partnership agreements which authorize Partners, among other things, to invest the funds of BVF and BVF2 in the Shares and other securities and to vote, exercise or convert and dispose of such securities. Pursuant to such limited partnership agreements, Partners is entitled to receive fees based on assets under management and allocations based on realized and unrealized gains on such assets.

Partners is the sole member of Partners OS and the investment manager of Trading Fund OS, pursuant to an investment management agreement which authorizes Partners, among other things, to invest the funds of Trading Fund OS in the Shares and other securities and to vote, exercise or convert and dispose of such securities. Pursuant to such investment management agreement, Partners is entitled to receive fees based on assets under management and allocations based on realized and unrealized gains on such assets.

Pursuant to investment management agreements with certain of the Partners Managed Accounts, Partners and BVF Inc. have authority, among other things, to invest funds of certain of the Partners Managed Accounts in the Shares and other securities and to vote, exercise or convert and dispose of such securities. Pursuant to such investment management agreements, Partners and BVF Inc. receive fees based on realized and unrealized gains thereon.

12

CUSIP NO. 09071M106

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Subscription Agreement by and among Biotechnology Value Fund, L.P., Biotechnology Value Fund II, L.P., Biotechnology Value Trading Fund OS LP, BVF Partners OS Ltd., BVF Partners L.P through certain of its managed accounts and BioLineRx Ltd., dated July 26, 2017.
99.2	Voting and Standstill Agreement by and among Biotechnology Value Fund, L.P., Biotechnology Value Fund II, L.P., Biotechnology Value Trading Fund OS LP, BVF Partners OS Ltd., BVF Partners L.P through certain of its managed accounts and BioLineRx Ltd., dated July 26, 2017
99.3	Joint Filing Agreement by and among Biotechnology Value Fund, L.P., Biotechnology Value Fund II, L.P., Biotechnology Value Trading Fund OS LP, BVF Partners OS Ltd., BVF Partners L.P., BVF Inc. and Mark N. Lampert, dated August 7, 2017.
13

CUSIP NO. 09071M106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 7, 2017

BIOTECHNOLOGY VALUE FUND, L.P.		BVF INC.

By:	BVF Partners L.P., its general partner	By:	/s/ Mark N. Lampert
By:	BVF Inc., its general partner		Mark N. Lampert
President
By:	/s/ Mark N. Lampert
Mark N. Lampert
	President	/s/ Mark N. Lampert
MARK N. LAMPERT

BIOTECHNOLOGY VALUE FUND II, L.P.

By:	BVF Partners L.P., its general partner
By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert
Mark N. Lampert
President

BVF PARTNERS L.P.

By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert
Mark N. Lampert
President

BVF PARTNERS OS LTD.

By:	BVF Partners L.P., its sole member
By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert
Mark N. Lampert
President

Biotechnology Value Trading Fund OS LP

By:	BVF Partners L.P., its investment manager
By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert
Mark N. Lampert
President

14

CUSIP NO. 09071M106

SCHEDULE A

Transactions in the Securities of the Issuer During the Past Sixty Days

Class of Security	Securities Purchased / (Sold)	Price ($)	Date of Purchase / Sale

BIOTECHNOLOGY VALUE FUND, L.P.

ADSs*	4,090,714	+	07/26/2017
Series A Warrant**	1,431,750	+	07/26/2017
Series B Warrant**	1,431,750	+	07/26/2017

BIOTECHNOLOGY VALUE FUND II, L.P.

ADSs*	2,551,544	+	07/26/2017
Series A Warrant**	893,040	+	07/26/2017
Series B Warrant**	893,040	+	07/26/2017

BIOTECHNOLOGY VALUE TRADING FUND OS LP

ADSs*	708,020	+	07/26/2017
Series A Warrant**	247,807	+	07/26/2017
Series B Warrant**	247,807	+	07/26/2017

BVF PARTNERS L.P. (THROUGH THE PARTNERS MANAGED ACCOUNTS)

ADSs*	1,145,297	+	07/26/2017
Series A Warrant**	400,854	+	07/26/2017
Series B Warrant**	400,854	+	07/26/2017

* Each ADS represents one Share.

** Each Warrant entitles to the Reporting Person to purchase ADSs representing an equal number of Shares, at an exercise price of $2.00 for Series A Warrants and at an exercise price of $4.00 for Series B Warrants.

+ Purchases made pursuant to the Subscription Agreement.